Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-258290, 333-258290-01, 333-258290-02, 333-258290-03

Relating to Preliminary Prospectus Supplement dated November 1, 2021 to Prospectus dated July 30, 2021

Pricing Term Sheet

Invitation Homes Operating Partnership LP

$600,000,000 2.300% Senior Notes due 2028

$400,000,000 2.700% Senior Notes due 2034

November 1, 2021

Issuer:	Invitation Homes Operating Partnership LP

State of Formation:	Delaware

Guarantors:	Invitation Homes Inc. Invitation Homes OP GP LLC IH Merger Sub, LLC

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3/BBB-/BBB (Stable/Stable/Stable)

Security:	2.300% Senior Notes due 2028 (the “2028 Notes”) 2.700% Senior Notes due 2034 (the “2034 Notes”)

Aggregate Principal Amount:	2028 Notes: $600,000,000 2034 Notes: $400,000,000

Maturity Date:	2028 Notes: November 15, 2028 2034 Notes: January 15, 2034

Interest Rate:	2028 Notes: 2.300% per annum 2034 Notes: 2.700% per annum

Interest Payment Dates:	2028 Notes: May 15 and November 15, commencing May 15, 2022 2034 Notes: January 15 and July 15, commencing July 15, 2022

Price to Public:	2028 Notes: 99.871% of the aggregate principal amount 2034 Notes: 99.809% of the aggregate principal amount

Yield to Maturity:	2028 Notes: 2.320% 2034 Notes: 2.718%

Benchmark Treasury:	2028 Notes: 1.375% due October 31, 2028 2034 Notes: 1.250% due August 15, 2031

Spread to Benchmark Treasury:	2028 Notes: T + 87 basis points 2034 Notes: T + 115 basis points

Benchmark Treasury Price / Yield:	2028 Notes: 99-16 / 1.450% 2034 Notes: 97-04 / 1.568%

Optional Redemption:

2028 Notes: Prior to September 15, 2028 (two months prior to the Maturity Date of the 2028 Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 15 basis points (calculated as though the actual Maturity Date of the 2028 Notes was September 15, 2028), plus accrued and unpaid interest to, but not including, the redemption date. On and after September 15, 2028 (two months prior to the Maturity Date of the 2028 Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

2034 Notes: Prior to October 15, 2033 (three months prior to the Maturity Date of the 2034 Notes), “make-whole” redemption at the Adjusted Treasury Rate (as defined) plus 20 basis points (calculated as though the actual Maturity Date of the 2034 Notes was October 15, 2033), plus accrued and unpaid interest to, but not including, the redemption date. On and after October 15, 2033 (three months prior to the Maturity Date of the 2034 Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	November 1, 2021

Settlement Date:	November 5, 2021 (T+4); under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the date that is two business days preceding the settlement date will be required, by virtue of the fact that the Notes initially settle in T+4 to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their advisors.

CUSIP/ISIN:	2028 Notes: 46188BAB8 / US46188BAB80 2034 Notes: 46188BAC6 / US46188BAC63

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:

Wells Fargo Securities, LLC

Deutsche Bank Securities Inc.

Goldman Sachs & Co. LLC

BofA Securities, Inc.

Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

PNC Capital Markets LLC

Co-Managers:

Citigroup Global Markets Inc.

KeyBanc Capital Markets Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Raymond James & Associates, Inc.

Regions Securities LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Comerica Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Addition to page S-46 of the Preliminary Prospectus Supplement, dated November 1, 2021 related to this offering:

In addition to the selling restrictions beginning on page S-43 in the preliminary prospectus supplement dated November 1, 2021, the following selling restriction also applies to the 2028 Notes and the 2034 Notes:

Notice to Prospective Investors in South Korea

The notes have not been and will not be offered, delivered or sold directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the notes may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

The issuer and guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantors have filed with the SEC for more complete information about the issuer and guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Wells Fargo Securities, LLC at 1-800-645-3751; Deutsche Bank Securities Inc. at 1-800-503-4611; and Goldman Sachs & Co. LLC at 1-866-471-2526.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.